05012112

InBev

RECEIVED
2005 OCT 27 P 3:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, October, 21, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

dlw 10/27

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Press Release

InBev nv/sa

Brussels, October 21, 2005 - 1/1

InBev's subsidiary in Bulgaria to streamline brewing production

InBev S.A. (Euronext: INB) announces that its Bulgarian subsidiary will cease brewing operations in the Pleven brewery, one of its three Bulgarian breweries, on October 21, 2005, and transfer production to the remaining two breweries.

After an extensive review of its Bulgarian operations, which took over a year to conduct, InBev has decided to optimize its production activities by the end of 2005. The decision to transfer brewing and packaging operations to the two other sites is based on excess capacity, and on the disadvantages which this creates. The Pleven site will continue its production of malt; sales and distribution activities, as well as logistics operations, will also continue.

Ninety eight employees will be affected by the closure, and will be provided fair severance packages as well as support services.

As a result of the Pleven Brewery restructuring, new investments will be made, and new jobs will be created in both the Plovdiv and Haskovo breweries.

All necessary steps will be taken to ensure that the Pleven brewery production is transitioned to the rest of the Distribution centers network before the transfer of production assets takes place. The normal supply of stock to the market will also be secured.

InBev expects a total one-off cost of 0.4 million euro, related to the production optimization, which has a capacity of 0.46 million hectoliters. The total capital expenditure (CAPEX) needed for the relocation of production will be approximately 1.6 million euro.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information
Marianne Amssoms
Corporate Media Relations Director
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investors Relations
Tel +32 16 27 65 41
patrick.verelst@inbev.com